Exhibit 99.2

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021, AND DECEMBER 31, 2020

(In thousands of U.S. dollars except share and per share data)

	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$10,297	$3,028
Accounts receivable, net	27	8
Loans receivable, net of provision for loan losses of $2,172 and $2,172, respectively	6,046	22,096
Interest receivable	4	286
Other receivables and prepayments, net of provision for credit losses of $39 and $39, respectively	154	232
Total current assets	16,528	25,650

Deposits for acquisition of a subsidiaries	4,966	4,966
Plant and equipment, net	51,235	52,141
Operating lease right-of-use assets, net	120	199
Intangible assets, net	285	446
Long-term loans receivable, net of $nil provision for loan losses	36	1,621
Goodwill	5,107	5,107

Total assets	$78,277	$90,130

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$-	$201
Accounts payable, trade	66	-
Other payables and accrued liabilities	1,991	946
Operating lease liability, current	120	160
Unsecured promissory note due to shareholder	-	5,192
Taxes payable	537	657
Warrant derivative liability	-	249
Convertible notes - current	38	42
Total current liabilities	2,752	7,447

LONG-TERM LIABILITIES
Long-term bank loan	-	6,040
Operating lease liability, non-current	-	39
Convertible notes – non-current	87	118
Non-current Deferred tax liabilities	5,707	5,859
Total liabilities	8,546	19,503

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 and 101,158,228 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	406	405
Additional paid-in-capital	135,643	135,347
Retained earnings (deficit)	(66,312)	(65,120)
Accumulated other comprehensive income (loss)	(6)	(5)
Total TROOPS, INC. shareholders' equity	69,731	70,627
Non-controlling interests	-	-
Total shareholders' equity	69,731	70,627
Total liabilities and shareholders' equity	$78,277	$90,130

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(In thousands of U.S. dollars except share and per share data)

	2021	2020
	(Unaudited)	(Unaudited)
REVENUES	$1,283	$1,536
COST OF REVENUES	1,344	1,582
GROSS LOSS	(61)	(46)
OPERATING EXPENSES:
General and administrative expenses	1,352	1,507
Total operating expenses	1,352	1,507

OPERATING LOSS FROM CONTINUING OPERATIONS	(1,413)	(1,553)

OTHER INCOME (EXPENSES):
Interest expense	(181)	(566)
Other income, net	3	19
Gain (Loss) on change in fair value of warrant derivative liability	247	(29)
Total other income (expenses), net	69	(576)

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(1,344)	(2,129)
INCOME TAX BENEFIT (EXPENSE)	152	166

NET LOSS FROM CONTINUING OPERATIONS	$(1,192)	$(1,963)
PROFIT FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	-	20

NET LOSS	$(1,192)	$(1,943)

Net profit attributable to non-controlling interests – discontinued operations	-	(10)
Net loss attributable to ordinary shareholders of TROOPS, Inc.	$(1,192)	$(1,953)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(1)	-
COMPREHENSIVE LOSS	$(1,193)	$(1,953)

LOSS PER SHARE:
Basic	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,341,930	95,334,536
Diluted	101,341,930	95,334,536

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

					Accumulated
				Retained	Other
	Ordinary Shares		Paid-in	Earnings	Comprehensive	Non-controlling
	Shares	Par Value	Capital	(Deficit)	Loss	interests	Total
BALANCE, January 1, 2021	101,158,228	$405	$135,347	$(65,120)	$(5)	$-	$70,627
Shares issued for equity compensation plan	439,770	1	262	-	-	-	263
Equity component of the 2018 Notes			34				34
Net loss	-	-	-	(1,192)	-	-	(1,192)
Foreign currency translation adjustment	-	-	-	-	(1)	-	(1)
BALANCE, June 30, 2021 (unaudited)	101,597,998	$406	$135,643	$(66,312)	$(6)	$-	$69,731

BALANCE, January 1, 2020	80,026,647	$320	$116,943	$2,316	$(10)	$196	$119,765
Shares issued for equity compensation plan	80,000	1	941	-	-	-	942
Equity component of the 2018 Notes	-	-	31	-	-	-	31
Shares issued on acquisition of a subsidiary	15,992,000	63	14,009	-	-	-	14,072
Shares issued on financing	4,500,000	18	3,582	-	-	-	3,600
Net loss	-	-	-	(1,952)	-	10	(1,942)
Foreign currency translation adjustment	-	-	-	-	-	-	-
BALANCE, June 30, 2020 (unaudited)	100,598,647	$402	$135,506	$364	$(10)	$206	$136,468

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(In thousands of U.S. dollars)

	2021	2020
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPFRATING ACTIVITIES:
Net loss	$(1,192)	$(1,963)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,127	1,283
Deferred income taxes	(152)	160
Change in fair value of warrant derivative liability	(247)	29
Share-based compensation expenses	261	380
Change in operating assets
Accounts receivable, trade	(19)	62
Loans receivable	17,635	10,648
Other receivables and prepayments	78	5,782
Interest receivable	282	870
Customer deposits	-	182
Other current assets	-	-
Change in operating liabilities
Accounts payables, trade	66	-
Other payables and accrued liabilities	1,045	(5,085)
Operating lease liabilities	-	(2)
Taxes payable	(120)	(729)
Net cash provided by continuing operations	18,764	11,617
Net cash provided by discontinued operations	-	656
Net cash provided by operating activities	18,764	12,273

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(63)	(119)
Proceeds from acquisition of subsidiaries	-	981
Repayments on shareholder promissory notes	(5,192)	(17,663)
Net cash used in continuing operations	(5,255)	(16,801)
Net cash used in discontinued operations	-	(217)
Net cash used in investing activities	(5,255)	(17,018)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank borrowings	(6,240)	(76)
Proceeds from shares issuance	-	3,600
Net cash (used in) provided by financing activities	(6,240)	3,524

NET INCREASE (DECREASE) IN CASH	7,269	(1,221)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,028	5,161

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,297	$3,940

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	3	127
Cash paid for income taxes	281	628

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for acquisition of a subsidiary	-	14,072

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TROOPS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

TROOPS, Inc. (the “Company” or “TROOPS” or “we”, “our” or “us”) was incorporated under Cayman Islands’ laws on July 18, 2007. It was previously named SGOCO Group, Ltd. and before that, SGOCO Technology, Ltd., and prior to the Acquisition was named Hambrecht Asia Acquisition Corp. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People's Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008. On March 12, 2010, the Company completed a share-exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and Honesty Group became a wholly-owned subsidiary of the Company (the “Acquisition”). On the closing date, the Company issued 3,575,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group. Prior to the share-exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding. After the share-exchange transaction, the Company had 4,023,689 ordinary shares issued and outstanding.

The share-exchange transaction was accounted for as reorganization and recapitalization of Honesty Group. As a result, the unaudited condensed consolidated financial statements of the Company (the legal acquirer) were, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share-exchange transaction. There was no gain or loss recognized based on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

SGOCO International (HK) Limited, a limited liability company registered in Hong Kong, or “SGOCO International,” is a wholly owned subsidiary of TROOPS.

On February 22, 2011, SGO Corporation (“SGO”) was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded for the purpose of marketing, sales and distribution of TROOPS’s high quality LCD/LED products in America. SGO commenced sales in June 2012.

On July 28, 2011, SGOCO (Fujian) Electronic Co., Ltd. (“SGOCO (Fujian)”), a limited liability company under the laws of the PRC was established by SGOCO International for the purpose of conducting LCD/LED monitor and TV product-related design, brand development and distribution.

On December 26, 2011, SGOCO International established a wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd. (“Beijing SGOCO”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

On November 14, 2013, SGOCO International established a wholly owned subsidiary, SGOCO (Shenzhen) Technology Co., Ltd. (“SGOCO Shenzhen”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor and TV product-related and application-specific product design, brand development and distribution.

In May 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

On December 24, 2014, the Company entered into a Sale and Purchase Agreement to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group Holdings Limited, TROOPS’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from TROOPS to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed TROOPS to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.00 million.

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued share capital of Boca International Limited (“Boca”), a private company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52.00 million in cash, plus up to 19.9% or 3.40 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca completed and SGOCO International fully paid $52.00 million plus 1,162,305 post-split shares of common stock of the Company and received 100% ownership of Boca.

Boca designs, develops and manufactures Phase Change Material (PCM-TES) storage system and applies them on cooling and heating system. Boca's PCM-TES storage system (the "System") applies real-time electricity demand peak management which shifts on-peak chiller plant load to off-peak and increases chiller efficiency by optimization controls at any time. The System could reduce electricity consumption by approximately 50% during all running time and decrease 2/3 of central air conditioning running cost due to lower tariff rate during off-peak and higher efficiency at all time. The System can be used in all existing and new buildings and is environmentally friendly with a life of more than ten years. The System fully supports energy saving to help control the greenhouse effect and achieve maximum economic benefit for customers.

The Company has effected a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 on January 19, 2016.

On August 10, 2016, the shareholders of the Company approved an increase of the authorized ordinary shares of the Company from 12,500,000 shares to 50,000,000 shares at the annual shareholders meeting.

On April 28, 2017, SGOGO International (HK) Limited, a wholly-owned subsidiary of TROOPS, entered into a Share Sale and Purchase Agreement with Full Linkage Limited pursuant to which SGOCO International acquired all the issued and outstanding capital stock of Century Skyway Limited, a company incorporated in Hong Kong at a consideration of $32,600,000 plus 1,500,000 of the Company ordinary shares. The acquisition of CSL was completed on May 10, 2017. CSL is principally engaged in Virtual Reality device and technologies research and development. Its development centre and main researchers are in Shenzhen China

On December 15, 2017, TROOPS formed Giant Connection Limited, a limited liability company registered in the Republic of Seychelles.

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement entered into by and between the parties in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activity of Giant Credit Limited is money lending in Hong Kong. Giant Credit Limited is a Hong Kong incorporated company which has a Money Lenders License for carrying on money lending business in Hong Kong. Giant Credit Limited has been providing high-quality personal loans and corporate loans to its customers since 2016.

On March 8, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.10 million ($3.35 million), which was satisfied by the allotment and issuance of 2,935,222 ordinary shares. 11 Hau Fook Street Limited is an investment holding company which owns two properties located at No. 11 Hau Fook Street, Tsim Sha Tsui, Kowloon, Hong Kong.

On May 17, 2018, the Company entered into a Sale and Purchase Agreement to sell its 100% ownership interest in SGOCO Shenzhen to Realm Valley Limited, a company incorporated in British Virgin Islands, for $1 in total consideration.

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, Suns Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The fair value of this property was $53.00 million on June 7, 2018. The Company repaid the promissory note in full on August 22, 2018. In the fourth quarter of 2018, management committed a plan to dispose of its remaining 51% equity interests in CSL and initiated efforts to locate buyers. On April 25, 2019, the Company entered into a Letter of Intent to sell to another individual, Ho Pui Lung 5,100 shares in the share capital of CSL, at a consideration of HK$99.45 million ($12.75 million). On September 20, 2019, the Company entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited, to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). Upon the satisfactory completion of the closing conditions contained in the Agreement, the operational and management control over CSL were shifted from TROOPS to Ho Pui Lung on December 31, 2019 (Note 3).

On June 26, 2018, the shareholders of the Company approved to increase the authorized share capital of the Company from $201,000 divided into 50,000,000 ordinary shares of par value $0.004 and 1,000,000 preferred shares of par value $0.001 each to $2,010,000 by the creating of 450,000,000 ordinary shares of par value $0.004 each and 9,000,000 preferred shares of par value $0.001 each such that the share capital of the Company shall be divided into 500,000,000 ordinary shares of par value $0.004 and 10,000,000 preferred shares of par value $0.001 each.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement with Kwok Man Yee Elvis for the entire issued share capital of Vision Lane Limited for an initial consideration of $12,428,205 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of the remaining balance of $7.50 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.70 million. Vision Lane is a private company incorporated in the British Virgin Islands and engages in property investment and money lending services in Hong Kong. On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lane (Note 8(d)).

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (“Mr. Or”) for the purchase and sale of Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality. The Company intends to integrate GFS into its existing platform to support its current business lines. The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS, INC. closed its acquisition of GFS (Note 7(f)). By March 30, 2021, the Company repaid the promissory note in full by several payments.

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million).

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD0.70 million ($0.59 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

Note 2 – Summary of significant accounting policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation. The following entities were consolidated as of June 30, 2021:

	Place incorporated	Ownership percentage
TROOPS, INC.	Cayman Islands	Parent Company
SGOCO International (HK) Limited	Hong Kong	100%
Beijing SGOCO Image Technology Co., Ltd.	Beijing, China	100%
Giant Financial Services Limited (“GFS”)	Samoa	100%
Apiguru Pty Ltd. (“Apiguru”)	Australia	100%
Giant Connection Limited	Republic of Seychelles	100%
Giant Credit Limited (“GCL”)	Hong Kong	100%
11 Hau Fook Street Limited	Hong Kong	100%
Paris Sky Limited	Marshall Islands	100%
Vision Lane Limited	British Virgin Islands	100%
Suns Tower Limited (Formerly known as “First Asia Tower Limited”) (“FAT”)	Hong Kong	100%
First Asia Finance Limited (“FAF”)	Hong Kong	100%

The interim condensed consolidated financial information as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 have been prepared without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures, which are normally included in condensed consolidated financial statements prepared in accordance with U.S. GAAP have not been included. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and accompanying footnotes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, previously filed with the SEC on July 7, 2021.

In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these condensed consolidated financial statements, which are of a normal and recurring nature, have been included. The results reported in the condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

Use of estimates

Preparing unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions include, but are not limited to, revenue recognition, the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, deferred tax liability and deferred tax valuation allowance. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company's majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis.

Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

When dispose a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Leasehold land and buildings	Leasehold land and buildings are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years
Machinery and equipment	4-10 years
Leasehold improvements	5 years
Vehicles and office equipment	4-5 years

Construction in progress represents capital expenditures for direct costs of construction or acquisition and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Trademarks of GFS	10 years
Service Contracts of GFS	1 year
Non-competition agreements of Apiguru	3 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Goodwill arises from our two reporting units: the financial technology solutions and services and the money lending services. The Company performs its annual impairment tests on December 31 of each year.

Warrant liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Monte-Carlo simulation model. The Monte-Carlo simulation model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. The Company has none of restricted cash as of June 30, 2021 and December 31, 2020.

Accounts receivable

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of June 30, 2021 and December 31, 2020, there was $2,174 and $2,174 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Other receivables and Prepayments

Other receivables and prepayments primarily include rental deposit, utilities deposit, and prepaid employees’ compensation. Management reviews the composition of other receivables and prepayment and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of June 30, 2021 and December 31, 2020 there was $39 and $39 allowance for uncollectible other receivables and prepayments, respectively. Management believes that the remaining other receivables and prepayments are collectible.

Loans receivables, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. Management anticipates no significant early settlement of loans receivable as of reporting date.

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of comprehensive loss.

The provision consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”).

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than one year or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses as of each balance sheet date. The provision is based on factors such as an assessment of individual loans and actual loss. The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

Interest receivable

Interest receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

Fair value of financial instruments

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s unaudited condensed consolidated financial statements.

The Company’s financial instruments primarily consist of cash and cash equivalents, loans receivable, interest receivable, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, loans, customer deposits and convertible notes.

As of the balance sheet dates, the estimated fair value of these financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans for similar remaining maturity and risk profile at the respective reporting periods.

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

•	Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at June 30, 2021	Fair Value Measurement at June 30, 2021
		Level 1	Level 2	Level 3
Warrant derivative liability (Unaudited)	$-	$-	$-	$-

	Carrying Value at December 31, 2020	Fair Value Measurement at December 31, 2020
		Level 1	Level 2	Level 3
Warrant derivative liability	$249	$-	$-	$249

A summary of changes in Warrant derivative liability for the six months ended June 30, 2021 and years ended December 31, 2020 was as follows:

Amount
Balance at January 1, 2020	$253
Change in fair value of warrant derivative liability	(4)
Balance at December 31, 2020	249
Change in fair value of warrant derivative liability	(249)
Balance at June 30, 2021(Unaudited)	$-

The fair value of the outstanding warrants was calculated using the Monte-Carlo simulation Model with the following assumptions at inception and on subsequent valuation date:

Warrants	December 31, 2020
Market price per share (USD/share)	$1.45	$
Exercise price (USD/share)	1.00
Risk free rate	0.07%
Dividend yield	-%
Expected term/Contractual life (years)	0.26
Expected volatility	64.06%

Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of foreign currency translation adjustments net of realization of foreign currency translation gain relating to disposal of subsidiaries.

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the six months ended June 30, 2021 and 2020 were presented under ASC 606. There was no impact on the Company’s opening balance of retained earnings as of January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to the customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Financial technology solutions and services

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Maintenance and support type service income is recognized separately from the main contract since such service was not treated as performance obligation of the contract.

Energy saving services

Boca enters into a ten-year contract with a customer to provide air conditioning to certain office buildings using its proprietary Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant (the “Plant”). Boca is entitled to all actual electricity running cost saving in 0% to 40% in whole on a quarterly basis, net of a rebate of 2% to 20% depending on the actual electricity running cost saving. Boca accounts for the series of distinct services provided over the ten-year contract as a single performance obligation satisfied over time.

Boca recognizes revenues, being entitlement to actual electricity running cost saving achieved, net of rebates, immediately as it relates to distinct services that have already been performed. As of August 31, 2020, operations of Boca to be disposed of were reported as discontinued operations. Accordingly, revenues related to Boca have been reclassified in the unaudited condensed consolidated financial statements as discontinued operations for all periods presented.

Interest on loans receivable

Interest on loans receivable is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income on impaired loans receivable is recorded when cash payment for interest is received by the Company.

Property lease and management

Minimum contractual rental income related to property leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management.”

Below is the summary presenting the Company’s revenues from continued operation disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2021	2020
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,283	$1,536
	$1,283	$1,536

	For the six months ended June 30,
Revenue by major product line	2021	2020
	(Unaudited)	(Unaudited)
Interest on loans	$642	$901
Property lease and management	521	596
Financial technology solutions and services	120	39
	$1,283	$1,536

Contract Balances

For the six months ended June 30, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to $nil and $nil as of June 30, 2021 and December 31, 2020, respectively. The Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of rental receipt in advance related to rent paid in advance for leasing office. Below is the summary presenting the movement of the Company’s contract liabilities for the six months ended June 30, 2021 and year ended December 31, 2020:

Rental receipt in advance
Balance as of January 1, 2020	$8
Revenue recognized from beginning contract liability balance	(8)
Advances received from customers related to unsatisfied performance obligations	3
Balance as of December 31, 2020	$3
Revenue recognized from beginning contract liability balance	(3)
Advances received from customers related to unsatisfied performance obligations	10
Balance as of June 30, 2021 (Unaudited)	$10

The contract liabilities were grouped into other payables and accrued liabilities (note 14).

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2021, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC ，Hong Kong (a special administrative region of PRC) and Australia. The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. During the six months ended June 30, 2021, the Company has not incurred any interest related to income taxes. Our PRC entities did not have tax liability as of June 30, 2021 and December 31, 2020. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Tax returns filed for the years ended December 31, 2017 to 2020 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

The Company accounts for equity instruments issued in exchange for the receipt of services from employees in the financial statements based on their fair values at the date of grant. The fair value of awards is amortized over the requisite service period.

Financial guarantee

A provision for possible losses to be absorbed by the Company for financial guarantees it provides is recorded as an accrued liability when the guarantees are made and recorded as “Allowance on guarantee” in the consolidated balance sheets. This accrued liability represents probable losses and is increased or decreased by accruing a “Allowance (reversal of allowance) on financial guarantee” throughout the terms of the guarantees as necessary when additional relevant information becomes available.

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the customers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

Foreign currency translation

The reporting and functional currency of the Company is the U.S. Dollar. The functional currencies of its Hong Kong subsidiaries are the Hong Kong Dollar. The functional currency of its PRC subsidiaries is the RMB. The functional currencies of its Australia subsidiaries are the Australian Dollar (“AUG”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated using RMB6.46 and RMB6.52 to $1.00 at June 30, 2021 and December 31, 2020, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the six months ended June 30, 2021 and 2020 were RMB6.48, RMB6.79 to $1.00, respectively.

The balance sheet amounts with the exception of equity were translated using AUG 0.72 and AUG 0.77 to $1.00 as of June 30, 2021 and December 31, 2020. The equity accounts were stated at their historical exchange rates. The average translation rate applied to the income statement amounts for six months ended June 30, 2021 and the year ended December 31, 2020 was AUG0.76 and AUG0.73 to $1.00.

Recent accounting pronouncements

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s unaudited condensed consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company evaluated the impact of ASU 2019 on its unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and year ended December 31, 2020 (note 22).

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Discontinued Operations

Disposal of Boca International Limited

On June 7, 2018, the Company transferred its 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million) to Ms. Leung (Note 1). On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from TROOPS to the Purchaser on August 31, 2020.

As of August 31, 2020, operations of Boca to be disposed of were reported as discontinued operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to Boca have been reclassified in the unaudited condensed consolidated financial statements as discontinued operations for all periods presented.

The following table presents the components of discontinued operations reported in the consolidated balance sheets:

As of December 31, 2019
Cash	$35
Accounts receivable, net	25
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Equipment	2,799
Intangible assets	2,377
Long-live asset subtotal	5,271

Assets held for sale	5,368
Classified as:
— Current	97
— Non-current	5,271

Other payables and accrued liabilities	$4,274
Operating lease liability, current	68
Operating lease liability, non-current	29
Deferred tax liabilities	594
Liabilities held for sale	4,965
Classified as:
— Current	4,342
— Non-current	623

The following table presents the components of discontinued operations reported in the consolidated statements of comprehensive loss:

	For six months ended June 30,	Year ended December 31,
	2020	2019	2018
Revenues	$627	$410	$10
Cost of revenues	(390)	(1,738)	(1,378)
Operating expenses	(159)	(39,613)	(10,489)
Other expenses	(117)	(218)	(140)
Loss before provision for income taxes	(39)	(41,159)	(11,997)
Income tax benefit	59	5,050	327
Gain (loss) from discontinued operations, net of income taxes	20	(36,109)	(11,670)

The following table summarizes the net assets of Boca at the date of disposal:

Date of disposal of 51% equity interest in Boca (August 31, 2020)
Cash	$2
Accounts receivable	186
Operating lease right-of-use assets, net	95
Other receivables and prepayments	37

Plant and equipment, net	2,837
Intangible assets, net	2,063
Long-live asset subtotal	4,900

Other payables and accrued liabilities	(4,235)
Operating lease liabilities	(97)
Deferred tax liabilities	(516)
Net assets of Boca upon disposal	372
51%
Interests in net assets of Boca being disposed of	189
Consideration	187
Loss on disposal of subsidiary	(2)

Note 4 – Accounts receivable, net

Accounts receivable as of June 30, 2021 and December 31, 2020 consisted of the following:

	As of
	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts receivable	$27	$8
Allowance for doubtful accounts	-	-
	$27	$8

The movements in allowance for doubtful accounts are as follows:

	2021	2020
	(Unaudited)
Balance at the beginning of the year	$-	$196
Addition	-	-
Written-off	-	(196)
Balance at the end of the period	$-	$-

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 5- Loans receivable, net

The annualized interest rates on loans issued ranged between 6% and 54% for the six months ended June 30, 2021, and ranged between 6% and 54% for the year ended December 31, 2020.

Loans receivable consisted of the following:

	As of,
	June 30, 2021	December 31, 2020
	(Unaudited)
Loans receivable, gross
Personal loans	$4,023	$21,170
Corporate loans	4,231	4,719
Subtotal	8,254	25,889
Provision for loan losses	(2,172)	(2,172)
Total loans receivable, net	$6,082	$23,717
Less: classified as non-current loans receivable, net	(36)	(1,621)
Total current loans receivable, net	$6,046	$22,096

The following is a maturity analysis of the Company’s loans receivable, net as of June 30, 2021:

For the year ending June 30,	Amount
(Unaudited)
2022	$6,046
2023	15
2024	12
2025	9
2026 and thereafter	-
Total loans	$6,082

The Company originates loans to customers located primarily in Hong Kong.

As of June 30, 2021 and December 31, 2020, the Company had 21 and 34 personal loan customers, and 2 and 2 corporate loan customers, respectively. Provision for loan losses is estimated on an annually basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the six months ended June 30, 2021 and 2020, no any provision were charged to the statement of income, and no write-off against provisions was made.

For the six months ended June 30, 2021 and 2020, no any interest income were recognized for the loans were impaired.

The following table represents the aging of loans receivable, net as of June 30, 2021 and December 31, 2020:

	As of,
	June 30, 2021	December 31, 2020
	(Unaudited)
1-89 days past due	$1	$11
90-179 days past due	1	6
180-365 days past due	-	524
Over 1 year past due *	-	14,482
Total past due	$2	$15,023
Loans without overdue	6,080	8,694
Total loans, net	$6,082	$23,717

*	The original loan settlement was planned in 2020, but was postponed by COVID-19. In early 2021, loans and interest receivable from seven borrowers were assigned to an unrelated party, Brilliant Jade Group Limited, in considerations of HK$108.12 million ($13.86 million) in total. Outstanding loans were accrued to HK$108.12 million ($13.86 million) according to loan contract terms. Considerations were fully settled in March and April, 2021. No outstanding balance is due from the captioned borrowers after loan assignments.

Subsequent to December 31, 2020, loans and interest receivable from seven borrowers were assigned to an unrelated party, Brilliant Jade Group Limited, in considerations of HK$108.12 million ($13.86 million) in total. Outstanding loans were accrued to HK$108.12 million ($13.86 million) according to loan contract terms. Considerations were fully settled by April, 2021.  No outstanding balance is due from the captioned borrowers after loan assignments.

The following table summarizes the Company’s loan portfolio by categories as of June 30, 2021 and December 31, 2020:

	As of,
	June 30, 2021	December 31, 2020
	(Unaudited)
Installment loans to individuals	$92	$11,741
Real estate mortgage loan	2,164	7,285
Commercial loans	3,826	4,691
Total loans, net	$6,082	$23,717

Installment loans to individuals

Installment loans to individuals are unsecured loans offered to individual borrowers by assessing their abilities to repay their loans and interest. The factors used to determine the borrower’s ability to repay include the borrower's current income, current assets, and credit history and employment status.

Real estate mortgage loans

A real estate mortgage loan is a loan in which the borrower puts up a real estate under their ownership, possession or control, as collateral for the loan. The loan is secured against the collateral and the Company does not take physical possession of the collateral at the time the loan is made. The Company will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, the Company can then take possession of the collateral and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral is not sufficient to pay off the loan in full, the Company will file a lawsuit against the borrower and seek judgment for the remaining balance.

Commercial loans

Commercial loans are unsecured loans offered to corporations by assessing their capacities to make timely principal and interest payments. The factors used to determine the corporations’ ability to repay include state of economy, recent industry performance and financial conditions of the corporations as well as the owners of the corporations.

Note 6 - Other receivables and prepayments

Other receivables and prepayments as of June 30, 2021 and December 31, 2020 consisted of the following:

	As of,
	June 30, 2020	December 31, 2020
	(Unaudited)
Utility deposits	$12	$16
Other receivables	41	107
Other prepayments	101	109
Other receivables and prepayments	$154	$232

Note 7 - Acquisition of subsidiaries and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52.00 million in cash, plus up to 19.9% new shares in TROOPS (as enlarged by the issuance). In December 2015, the Company paid a $52.00 million refundable deposit to the Vendor.

Boca is principally engaged in environmental protection, energy saving technologies, equipment development and applications. Its business involves production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering.

The Company and Richly Conqueror Limited entered into a supplemental agreement on February 29, 2016, pursuant to which SGOCO International agreed to issue 1,162,305 ordinary shares of the Company to the Vendor on or before March 15, 2016 and both parties confirmed the closing date of the transaction shall be March 31, 2016. The shares were issued on March 7, 2016, and the fair value of the shares was $3.51 per share on the closing date, March 31, 2016.

After the completion of the acquisition, Boca became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, March 31, 2016.

Net liabilities acquired (including cash of $1 and other loan of $332)	$(337)
Amortizable intangible assets
Backlog contract (Note 3)	372
Proprietary technology (Note 3)	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration (paid in fiscal 2015 in the form of refundable deposit)	$52,000
– share-based consideration	4,080
Total	$56,080

The transaction resulted in a purchase price allocation of $36,504 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Boca and the synergies expected from the combined operations of Boca and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing “green” energy technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

Boca’s revenues for the eight months ended August 31, 2020 of $812 were derived from one single customer, which individually accounted for 100% of the Boca’s revenues. Boca’s revenues for year ended December 31, 2019 of $402 were derived from one single customer, which individually accounted for 98% of the Boca’s revenues.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51% after the completion of the transfer of a 49% interest in Boca International Limited to Ms. Leung (Note 1).

On August 31, 2020, the Company’s wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Sale and Purchase Agreement for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital. Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1.46 million ($0.19 million). The Company considers August 31, 2020 as the disposal effective date since the operational and management control over Boca was shifted from TROOPS to the Purchaser on August 31, 2020. (Note 3).

(b)	Acquisition of Century Skyway Limited

On December 27, 2016, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Century Skyway Limited (“CSL”), a company incorporated in Hong Kong, for a purchase price of $35.00 million in form of cash or new shares in TROOPS, subject to satisfactory due diligence and customary purchase price adjustments. In December 2016, a refundable deposit of $32.00 million was paid to the owner of CSL.

CSL is principally engaged in Virtual Reality (“VR’) device and technologies research and development. Its development center and main researchers are in Shenzhen China. CSL’s R&D team has extensive experience and expertise in the VR industry. The R&D team cooperated with Razer to develop Open-Source Virtual Reality ("OSVR") product aimed on VR-Gaming. The OSVR product attended the 2017 US CES exhibition in Las Vegas in January, 2017.

CSL develops VR technology and applies them on VR device. CSL’s VR technology applies on VR Head-mounted display ("HMD") which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. It also uses ultrasound to calibrate VR devices’ attitude without user’s intervention.

The Company and Full Linkage Limited entered into a Share Sale and Purchase Agreement on April 28, 2017, pursuant to which SGOCO International agreed to pay $32.60 million and issue 1,500,000 newly issued ordinary shares of the Company to the Vendor on or before May 15, 2017. The shares were issued on May 4, 2017, and the fair value of the shares was $1.55 per share on the closing date, May 10, 2017.

After the completion of the acquisition, CSL became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, May 10, 2017.

Net liabilities acquired (including cash of $1 and accrued liabilities of $68)	$(67)
Amortizable intangible assets
Technologies	19,682
Goodwill	20,230
Deferred tax liabilities	(4,920)
Total	$34,925

Total purchase price comprised of:
– cash consideration (paid in fiscal 2016 in the form of refundable deposit)	$32,600
– share-based consideration	2,325
Total	$34,925

The transaction resulted in a purchase price allocation of $20,230 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of CSL and the synergies expected from the combined operations of CSL and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing VR technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

On June 5, 2017, CSL incorporated a wholly foreign owned subsidiary, Shen Zhen Provizon Technology Co., Limited, for the development of VR technology and application of these technologies on VR device in China.  CSL and Shen Zhen Provizon Technology Co., Limited have not generated revenues for the years ended December 31, 2018 and 2017. The Company took more time to commercialize the VR products than expected.

After June 7, 2018, the Company’s effective equity interest in Boca was reduced to 51% after the completion of the transfer of a 49% interest in CSL to Ms. Leung (Note 1).

On September 20, 2019, the Company wholly-owned subsidiary, SGOCO International (HK) Limited entered into a Share Exchange Agreement for the disposal of 5,100 shares in the share capital of CSL, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to Ho Pui Lung at an agreed value of HK$99.45 million ($12.75 million). The Company considers December 31, 2019 as the disposal effective date since the operational and management control over Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited were shifted from TROOPS to the Purchaser on December 4, 2019 (Note 3).

(c)	Acquisition of Giant Credit Limited

On December 22, 2017, Giant Connection Limited, a wholly-owned subsidiary of TROOPS, completed the acquisition of Giant Credit Limited (“GCL”) contemplated by the Share Exchange Agreement entered into by Luk Lai Ching Kimmy (as vendor) and the Company in consideration for HK$19.60 million ($2.35 million), which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. GCL holds a Money Lenders License and engages in money lending business in Hong Kong. The fair value of the shares was $1.06 per share on December 26, 2017.

After the completion of the acquisition, GCL became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, December 22, 2017.

Net assets acquired (including cash of $943, loans receivable of $670, interest receivables of $6, property, plant and equipment of $508 and income tax payable of $14)	$2,113
Goodwill	248
Deferred tax liabilities	(7)
Total	$2,354

Total purchase price comprised of:
— share-based consideration	$2,354
Total	$2,354

The transaction resulted in a purchase price allocation of $248 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of GCL and the synergies expected from the combined operations of GCL and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

(d)	Acquisition of Paris Sky Limited

On June 7, 2018, the Company’s wholly-owned subsidiary, Giant Connection Limited closed a Share Exchange Agreement for the entire issued share capital of Paris Sky Limited, whose then sole shareholder and sole director were Leung Iris Chi Yu (“Ms. Leung”) and Luk Lai Ching Kimmy (see (c) above, respectively. In consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Ms. Leung”), at an initial agreed value of HK$30.33 million ($3.89 million), the fair value of the 3,889,050 ordinary shares was $4.78 million, which was calculated based on the stock price of $1.23 per share on June 7, 2018, (2) the transfer of a 49% interest in CSL at an agreed value of HK$126.13 million ($16.17 million), (3) the transfer of a 49% interest in Boca at an agreed value of HK$184.84 million ($23.70 million), and (4) the issuance of a promissory note to Ms. Leung in the principal amount of HK$27.10 million ($3.47 million), bearing a 8% interest per annum, by Giant Connection Limited, the Company acquired 100% of the issued share capital of Paris Sky Limited, an investment holding company which, through its wholly owned subsidiary, Suns Tower Limited, owns a property located at No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company repaid the promissory note in full on August 22, 2018.

As over 95% of the fair value of the gross assets acquired is concentrated in the leasehold property, the acquisition of Paris Sky Limited is considered an asset acquisition.

Net assets acquired
Property, plant and equipment*	$52,994
Allowance on guarantee	(817)
Other assets acquired (including cash of $1,957, other assets of $50, other payables of $170 and income tax payable of $4)	1,833
Deferred tax assets	116
Deferred tax liabilities	(5,998)
Total	$48,128

Total purchase price comprised of:
— share-based consideration	$4,784
— 49% interest in Boca	23,699
— 49% interest in CSL	16,170
— promissory note	3,475
Total	$48,128

*	Property, plant and equipment acquired included leasehold land and buildings with a value of $53.00 million at the date of acquisition which are pledged against the banking facilities of HK$215.32 million ($27.61 million) of a company beneficially owned by Kimmy Lai Ching Luk (see (c) above). The property pledge (allowance on guarantee) was valued on the basis of estimation of the probability that the borrower would be unable to either repay the loan or fulfil the loan contract terms (the default risk) and the amount that would be recovered at events of default (the recovery rate).

(e)	Acquisition of Vision Lane

On October 3, 2018, the Company signed a letter of intent (“LOI”) to acquire all of the issued share capital of Vision Lane, a company incorporated in British Virgin Island and engages in property investment in Hong Kong. Vision Lane owns all of the issued share capital of First Asia Finance Limited, a company incorporated in Hong Kong. First Asia Finance Limited holds a Money Lenders License and engages in money lending business in Hong Kong.

On December 31, 2018, a refundable deposit of $6.41 million was paid to the owner of Vision Lane Limited.

On February 5, 2019, the Company’s wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement for the entire issued share capital of Vision Lane for an initial consideration of $12.42 million to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at $1.10 per share and (2) the payment of $7.46 million in cash. The fair value of the 4,519,347 ordinary shares was $5.24 million, which was calculated based on the stock price of $1.16 per share on March 8, 2019, and the final consideration was $12.74 million.

On March 12, 2019, Paris Sky Limited closed its acquisition of Vision Lan. After the completion of the acquisition, Vision Lane Limited and First Asia Finance Limited became wholly owned subsidiaries of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, March 12, 2019.

Net assets acquired (including cash of $1,122, loan receivables of $7,495, interest receivables of $151, property, plant and equipment of $1,095, other receivables of $20, accounts payable of $30, other payables of $607 and income tax payable of $81)	$9,165
Goodwill	3,658
Deferred tax liabilities	(124)
Total	$12,699

Total purchase price comprised of:
– cash consideration ($6,410 paid in fiscal 2018 in the form of refundable deposit)	$7,457
– share-based consideration	5,242
Total	$12,699

The transaction resulted in a purchase price allocation of $3,658 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Vision Lane and the synergies expected from the combined operations of Vision Lane and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

(f)	Acquisition of Giant Financial Services Limited

On December 23, 2019, the Company entered into a Share Exchange Agreement with Victor Or (Note 19) for the purchase and sale of the entire equity interest in Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa and provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

The total consideration to be paid for GFS is $64.34 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.79 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, TROOPS, INC. closed its previously announced acquisition of GFS. The Company repaid the promissory note in full on March 30, 2021.

After the completion of the acquisition, GFS became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, January 31, 2020.

Net assets acquired (including cash of $981, other receivables and prepayments of $707, property, plant and equipment of $7, accrued liabilities of $ 29, other payables-related party of $662 and income tax payable of $387)	$617
Intangible assets (including trademarks of $1,550 and backlog contracts of $2,786)	4,336
Goodwill	60,103
Deferred tax liabilities	(715)
Total	$64,341

Total purchase price comprised of:
– cash consideration (paid in fiscal 2019 in the form of deposit)	$21,795
– consideration in the form of a promissory note (note)	28,473
– share-based consideration	14,073
Total	$64,341

Note:	The promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021.

The transaction resulted in a purchase price allocation of $60,103 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of GFS and the synergies expected from the combined operations of GFS and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

For the years ended December 31, 2020, 2019 and 2018, the Company paid $nil, $1,578 and $15 for the provision of IT consultancy and support services, respectively.

(g)	Acquisition of Apiguru Pty Ltd.

On September 28, 2020, the Company’s wholly-owned subsidiary, Giant Financial Services Limited closed a Share Exchange Agreement for the entire issued share capital of Apiguru Pty Ltd.. The acquisition was consummated in consideration for a total of AUD695,000 ($0.50 million), which was satisfied by the allotment and issuance of 559,581 ordinary shares of the Company. Apiguru is a technology consulting company specialising in Application Programming Interface (API) strategy and implementation enabling state-of-the-art market fit hypothesis that drives businesses forward. Through providing API consulting services, Apiguru helps businesses increasing effectivity, optimizing productivity, and developing integration channels that leverage opportunities for generating new revenue sources.

GFS aims to serve clients from different sectors with distinctive needs.  Apiguru, being an official Google Cloud Partner, has direct access to one of the world's best knowledge bases.  Along together with API specialization, Apiguru helps GFS to integrate with various global platforms to expand customer base.

The shares were issued on October 12, 2020, and the fair value of the shares was $1.05 per share, and the final consideration was $0.59 million.

On October 8, 2020, GFS closed its acquisition of Apiguru. After the completion of the acquisition, Apiguru became a wholly owned subsidiary of the Company.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, October 8, 2020.

Net assets acquired (including cash of $28, account payable of $1, other payables of $7)	$20
Intangible assets - non-competition agreement	39
Goodwill	539
Deferred tax liabilities	(10)
Total	$588

Total purchase price comprised of:
– share-based consideration	$588
Total	$588

The transaction resulted in a purchase price allocation of $539 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Apiguru and the synergies expected from the combined operations of Apiguru and the Company, the assembled workforce and their knowledge and experience in provision of money lending service. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 8 – Property, plant and equipment

Property, plant and equipment consisted of the following as of June 30, 2021 and December 31, 2020:

	As of,
	June 30, 2021	December 31, 2020
	(Unaudited)
Leasehold land and buildings*	$58,693	$58,646
Leasehold improvements	19	17
Machinery and equipment	13	13
Vehicles and office equipment	155	141
Total	58,880	58,817
Impairment	(1,415)	(1,415)
Less: accumulated depreciation	(6,230)	(5,261)
Plant and equipment, net	$51,235	$52,141

*

As of June 30, 2021, leasehold land and buildings with a carrying value of $4.31 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.54 million ($16.35 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 4.2% of the Company’s ordinary shares as of June 30, 2021) (see Note 7(c) and (d) above).

As of December 31, 2020, leasehold land and buildings (a) with a carrying value of $47.67 million are pledged against the banking facilities from OCBC Wing Hang Bank Limited of HK$50.00 million ($6.41 million) of the Company and (b) with a carrying value of $4.37 million are pledged against the banking facilities from United Overseas Bank Limited of HK$127.54 million ($16.35 million) of a company beneficially owned by Luk Lai Ching Kimmy (a shareholder of the Company holding 4.2% of the Company’s ordinary shares as of December 31, 2020) (see Note 7(c) and (d) above).

Depreciation expense from continuing operations was $969 and $1,085 for the six months ended June 30, 2021 and 2020, respectively. Depreciation expense from discontinuing operations was $nil and $155 for the six months ended June 30, 2021 and 2020, respectively, respectively.

Note 9 – Intangible assets, net

Intangible assets, net, as of June 30, 2021 and December 31, 2020 consisted of the following:

	As of
	June 30, 2021	December 31, 2020
	(Unaudited)
Trademark	$1,550	$1,550
Service Contract	2,786	2,786
Non-competition agreements	39	42
Accumulated amortization	(2,860)	(2,702)
Impairment	(1,230)	(1,230)
Intangible assets, net	$285	$446

Amortization expenses of intangible assets from continuing operations were $158 and $198 for the six months ended June 30, 2021 and 2020, respectively. Amortization expenses of intangible assets from discontinued operations were $nil and $235 for six months ended June 30, 2021 and 2020, respectively.

As of June 30, 2021, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the years ending June 30,
	2022	2023	2024	2025	2026	2027 and thereafter
	$	$	$	$	$	$
Amortization expenses	43	43	32	30	30	107

Note 10 – Goodwill

The movement of the goodwill for the six months ended June 30, 2021 and years ended December 31, 2020 and 2019 is as follows:

Balance as of January 1, 2019	248
Acquisition of Vision Lane and FAF	3,658
Balance as of December 31, 2019	$3,906
Acquisition of GFS	60,103
Acquisition of Apiguru	539
Impairment of goodwill in relation to GCL, Vision Lane and FAF	(3,906)
Impairment of goodwill in relation to GFS	(55,534)
Balance as of June 30, 2021 and December 31, 2020	$5,107

The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired. As of December 31, 2020, the Company performed testing on reporting units comprise of financial technology solutions and service and the money lending services.

The Company first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Company will perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair values, the Company will perform the second step of the two-step quantitative goodwill impairment test.

In 2020 and 2019, the Company performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of money lending reporting unit, financial technology solutions and services reporting unit, the green energy products and services reporting unit and the VR technologies products and services reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For these reporting units, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

For the two-step goodwill impairment test, the Company estimated the fair value with either income approach or asset approach for specific reporting unit components. With the income approach, the Company estimates the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on the best estimate of future net sales and operating expenses, based primarily on expected expansion, pricing, market share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any. Asset based approach is used in evaluating the fair value of some specific components which is deemed as the most prudent approach due to the unpredictability of future cash flows.

The result of step one impairment test for the green energy products and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $nil and $20.56 being recorded for the years ended December 31, 2020 and 2019, respectively, from continuing operations.

The result of step one impairment test for the money lending reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $3.91 million and $nil being recorded for the years ended December 31, 2020 and 2019, respectively, from continuing operations.

The result of step one impairment test for the financial technology solutions and services reporting unit failed, with its determined fair value lower than the book value. The Company performed step two impairment test, applying the income approach, resulting an impairment loss of goodwill of $55.53 million and $nil, respectively, being recorded for the years ended December 31, 2020 and 2019, respectively, from continuing operations.

Note 11 – Bank loan

	As of
	June 30, 2021	December 31, 2020
	（Unaudited）
Current maturities of long-term bank loans	$-	$201
Long-term bank borrowings	-	6,040
	-	6,241

On December 10, 2019, the Company obtained banking facilities from OCBC Wing Hang Bank Limited with a maximum amount of HK$50.00 million ($6.41 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3 Month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50.00 million ($6.41 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s leasehold land and buildings (note 8). There was no any sinking fund required in the long-term borrowing. In March 2021, the Company has fully repaid above bank loans to OCBC Wing Hang Bank Limited.

Note 12 – Warrant derivative liability

Investor Warrants

On April 5, 2017, the Company entered into a Securities Purchase Agreement with certain unrelated investors to sell an aggregate of 434,783 shares of the Company’s ordinary shares and warrants to purchase up to an initial 326,087 of the Company’s ordinary shares with an initial exercise price of $2.75 per share. Warrants to purchase the Company’s ordinary shares were issued to investors in amount equal to 75% of the shares purchased by each investor under the Purchase Agreement.

On November 15, 2017, the Company consummated a private placement of the Company’s ordinary stock pursuant to a series of Stock Purchase Agreements, dated November 13, 2017. Under the Stock Purchase Agreements, the Company sold shares at a price of $0.80. As such, pursuant to Section 3(b) of the Warrants, the Company has determined that the Investor Warrants exercise price per share of ordinary stock shall be hereby adjusted to $1.00 and the number of shares of ordinary stock subject to the Investor Warrants shall be hereby increased to 896,739 shares, with an expiration date of April 4, 2021.

The Investor Warrants were fully exercised by April 4, 2021. As of December 31, 2020, 422,922 Investor Warrants were outstanding, and their fair values were $203 (note 2).

Placement Agent Warrants

In connected with the offering of the Company’s shares on April 5, 2017 (see above), the Company issued 34,783 warrants (the “Placement Agent Warrants”) to its placement agent (an amount equal to 8% of our ordinary shares sold to investors in the offering).

On November 15, 2017, as a result of the private placement of the Company’s ordinary stock pursuant to a series of Stock Purchase Agreements, and pursuant to Section 3(b) of the Warrants, the Company has determined that the Placement Agent Warrants exercise price per share of ordinary stock shall be hereby adjusted to $1.00 and the number of shares of ordinary stock subject to the Placement Agent Warrants shall be hereby increased to 95,653 shares, with an expiration date of April 4, 2021.

The Investor Warrants were fully exercised by April 4, 2021. As of December 31, 2020, 95,653 Placement Agent Warrants were outstanding, and their fair values were $46 (note 2).

The amount of gain of $247 and loss of $29 was recognized as “Change in fair value of warrant derivative liability” in the consolidated statements of comprehensive loss for the six months ended June 30, 2021 and 2020, respectively.

The Investor Warrants and Placement Agent Warrants are exercisable for a period of four years commencing from April 5, 2017.

Following is a summary of the warrant activity for the six months ended June 30, 2021, and years ended December 31, 2020 and 2019:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2019	817,489	$1.00	2.26
Exercisable at January 1, 2019	817,489	1.00	-
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2019	817,489	$1.00	1.26
Exercisable at January 1, 2020	817,489	1.00	-
Granted	-	-	-
Exercised	(298,914)	1.00	-
Surrendered	-	-	-
Expired	-	-	-
Outstanding at December 31, 2020	518,575	$1.00	0.26
Exercisable at January 1, 2020	518,575	$1.00
Granted	-	-	-
Exercised	(518,575)	$1.00	-
Surrendered	-	-	-
Outstanding at June 30, 2021	-	-	-

Note 13 – Convertible notes

On April 18, 2018, the Company entered into a Securities Purchase Agreement with Mr. So Chun Lin, an unrelated party, pursuant to which the investor purchased a note for $5,779,602, bearing 2.5% interest per annum (the “2018 Notes”). The 2018 Notes will be matured 5 years from the date of issuance. At any time prior to the earlier of the maturity date or the date on which this 2018 Notes is paid in full, at the option of the Holder, all or any part of Principal Amount (the “Optional Conversion Amount”) may be converted into 3,853,068 Ordinary Shares at $1.50 per share. The 2018 Notes will be automatically converted into ordinary shares of the Company at a conversion price equal to $1.50 per share at maturity. Interest on the 2018 Notes will be paid in cash and cannot be converted into shares of the Company. The 2018 Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

The contractual obligation to pay interest on the 2018 Notes results in an indirect contractual obligation to pay dividends on the base instrument. The present value of the expected dividend (interest) stream of $0.50 million is classified as liability and the difference between the proceeds of the 2018 Notes and the fair value of the liability component is attributable to equity component ($5.30 million).

The issuance of the 2018 Notes did not give rise to a beneficial conversion feature due to the market price of the shares of the Company at the issuance date of $1.07 being less than the effective conversion price was $1.38 per share.

On April 30, 2020, the 2019 Notes with a principal amount of $3.76 million (comprising liability component of $0.16 million and equity component of $3.60 million) were surrendered to the Company for cancellation in satisfaction of the initial deposit in relation to the disposal of 5,100 shares in the share capital of CSL.

Note 14 - Other payables and accrued liabilities

Other payables and accrued liabilities as of June 30, 2021 and December 31, 2020 consisted of the following:

		As of,
	Note	June 30, 2021	December 31, 2020
		(Unaudited)
Accrued professional fees		$211	$203
Accrued staff costs and staff benefits		8	88
Rental deposits from tenants		189	192
Rental receipt in advance		10	3
Interest receipt in advance		6	3
Advances from other party		-	3
Advances from unrelated parties	*	444	442
Others		1,123	7
		$1,991	$941

* The advances from unrelated parties were unsecured, interest free and have no fixed terms of repayment.

Note 15 – Equity transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of June 30, 2021 and December 31, 2020.

Issuance of capital stock

2020

On April 17, 2020, the Company entered into a Stock Purchase Agreement with Lin So Chun, an unaffiliated third party, pursuant to which the Company sold to Ms Lin, 4,500,000 ordinary shares, par value $0.004 per share (the “Shares”), respectively, at a per share purchase price of $0.80, for aggregate proceeds of $3.60 million. The Shares were offered and sold by the Company to the Investors in a series of private transactions pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The investor paid full amount of $3.60 million, and the Company issued 4,500,000 shares on June 18, 2020.

Share-based compensation

On January 6, 2020, a total of 80,000 shares were issued to certain of the Company’s directors as their compensation for fiscal year of 2019, which vested immediately. The grant date fair value was $1.00 per share as quoted closing price on January 6, 2020.

Note 16 - Income taxes

	For the six months ended 30 June,
	2021	2020
	(Unaudited)	(Unaudited)
Income tax benefit – Hong Kong	-	(6)
Deferred income tax benefit	$(152)	$(160)

	(152)	(166)

Income is subject to tax in the various countries in which the Company operates.

SGO is incorporated in the State of Delaware that is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

No provision for income taxes in the United States has been made as SGO had no taxable income for the six months ended June 30, 2021 and 2020.

The Company mainly conducts its operating business through its subsidiaries in China, including Hong Kong.

Other than GCL, the subsidiaries incorporated in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the six months ended June 30, 2021 and 2020. The provision for Hong Kong Profits Tax for GCL is calculated at 8.25% for first-tier rate and 16.5% for the second-tier rate of the estimated assessable profits for the six months ended June 30, 2021 and 2020.

The subsidiaries incorporated in mainland China are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and are subject to 25% tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the six months ended June 30, 2021 and 2020, no deferred tax liabilities have been recognized for the undistributed earnings of these PRC subsidiaries at June 30, 2021. Total undistributed earnings of the Company’s PRC subsidiaries at June 30, 2021 were $nil (June 30, 2020: $nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
U.S. Statutory rates	21.0%	21.0%
Foreign income not recognized in USA	(21.0)	(21.0)
China income taxes (including Hong Kong SAR)	16.1	16.3
Australian income taxes	0.5	-
Impact of tax rate in other jurisdictions	(11.4)	(12.8)
Tax effect of non-deductible expenses	2.7	3.4
Other (a)	3.4	0.9
Effective income taxes	11.3%	7.8%

Notes:

(a)	There were no other material items affecting the effective income tax for the six months ended June 30, 2021 and 2020 except for (i) losses incurred by TROOPS of approximately $576 and $1,048, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	As of,
	June 30, 2021	December 31, 2020
	(Unaudited)
Deferred income tax assets:
Net operating loss carry-forward	$758	$1,385
Less: Valuation allowance	(758)	(1,385)
	$-	$-

Deferred tax liabilities
Intangible assets	$50	$77
Property, plant and equipment	5,645	5,770
Interest income	12	12
	$5,707	$5,859

The deferred income tax assets wholly relate to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities, Australia entity and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of June 30, 2021 and 2020, the Company had $1,512 and $1,512, respectively, of deductible tax loss carry forwards that expire through June 30, 2026.

The net tax loss of the Hong Kong entities of $2,304 and $5,747 as of June 30, 2021 and 2020, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of June 30, 2021, the Company’s U.S. entity, SGO had been deregistered and no tax loss carry-forwards. As of June 30, 2020, the Company’s U.S. entity, SGO, had net tax loss carry-forwards of $609, available to reduce future taxable income which will expire in various years through 2033. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 17 - Related party transactions

Victor OR (“Mr. Or”) is the seller of GFS (note 7(f)), and a shareholder of the Company who was holding 15.7% of the Company’s ordinary shares from January 13 to October 10, 2020, and 2.3% and 2.3% of the Company’s ordinary shares as of November 9, 2021 and December 31, 2020.

On December 23, 2019, the Company entered into a Share Exchange Agreement with Mr. Or for the purchase and sale of the entire equity interest in GFS. As part of consideration, the promissory note was issued to Mr. Or on January 31, 2020. The face value (principal) amount of $28.47 million is repayable by January 31, 2025, and bearing fixed interest at a rate of eight percent (8%) per annum. The Company has repaid the promissory note by several payments during 2020 and 2021, and it was fully settled by March 30, 2021 (note 7(f)).

On September 26, 2018, GCL entered into a mortgage loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$11.50 million ($1.47 million), which was secured by residential property of Mr. Or, maturing on September 25, 2019, and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On March 1, 2021, Mr. Or and two unrelated parties fully repaid HK$11.50 million ($1.47 million) to the Company.

On September 26, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$116.50 million ($14.94 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, and two other unrelated third parties maturing on September 25, 2019 and bearing interest at 8% per annum. On September 25, 2019, GCL agreed to extend the term of the loan to September 25, 2020. On February 9, 2021, this loan was fully assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which outstanding loan receivable was HK$62.34 million ($8.00 million) as of the date of assignment.

On October 3, 2018, GCL entered into a loan agreement to provide a loan to Mr. Or and two other unrelated parties in the amount of HK$20.00 million ($2.56 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or and two other unrelated parties, maturing on December 2, 2018 and bearing interest at 8% per annum. On December 2, 2018, GCL agreed to extend the term of the loan to March 2, 2019. On March 1, 2019, Mr. Or and two unrelated parties fully repaid HK$20.00 million ($2.56 million) to the Company.

On March 14, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$7.00 million ($0.90 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on March 13, 2020 and bearing interest at 8% per annum. On September 30, 2019, Mr. Or fully repaid HK$7.00 million ($0.90 million) to the Company.

On November 1, 2019, GCL entered into a loan agreement to provide a loan to Mr. Or in the amount of HK$38.00 million ($4.87 million), which was not with any collateral, the repayment of which was guaranteed by Mr. Or, maturing on October 31, 2020 and bearing interest at 6% per annum. On April 8, 2020, Mr. Or fully repaid HK$38.00 million ($4.87 million) to the Company.

As of December 31, 2020 and 2019, loans receivables due from Mr. Or and two other unrelated parties totaled HK$73.84 million ($9.47 million, or 39.9% of the Company’s total loans receivable) and HK$166.00 million ($21.28 million, or 51.7% of the Company’s total loans receivable) remained outstanding, respectively. On February 9, 2021, one of the loans receivables due from Mr. Or and two unrelated third parties were assigned to an unrelated party, Brilliant Jade Group Limited, in consideration of HK$62.34 million ($8.00 million) in which the relevant outstanding loan balance was HK$62.34 million ($8.00 million) as of the date of assignment. No interest receivable is accrued as of the date of assignment according to the contract term. During the years ended December 31, 2020 and 2019, interest income of $nil and $1.1 million have been earned on these loans. As of December 31, 2020, and 2019, accrued interest receivable on these loans amounted to $0.09 million and $0.98 million, respectively.

Mr. Or owned 75% of Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. As of December 31, 2020 and June 30, 2021, the Company had HK$6.74 million ($0.86 million) and HK$8.17 million ($1.05 million) cash deposited in Alpen Baruch Bank Limited. As of June 30, 2021 and December 31, 2020, there was no any interest income from Alpen Baruch Bank Limited, and bank charge paid to Alpen Baruch Bank Limited were immaterial.

Note 18 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net loss attributable to ordinary shareholders of TROOPS, Inc.
— continuing operations	$(1,192)	$(1,963)
— discontinued operations	-	20
	$(1,192)	$(1,943)

Weighted average shares used in calculating loss per share — basic and diluted	101,341,930	95,334,536

Loss from continuing operations per share – basic and diluted	$(0.01)	$(0.02)
Loss from discontinued operations per share – basic and diluted	$-	$-
Net loss per share – basic and diluted	$(0.01)	$(0.02)

As of June 30, 2021 and 2020, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 19 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2017, after the acquisition of Giant Credit, there is additional segment, consisting of money lending services. During 2018, after the acquisition of 11 Hau Fook Street Limited and Paris Sky Limited, there are one additional segment, consisting of the property lease and management. During 2020, after the acquisition GFS and Apiguru, there are one additional segment, consisting of financial technology solutions and services (Note 7(f) and Note 7(g)).

For the six months ended June 30, 2021	LCD/LED products	Money lending services	Property lease and management	Financial technology solutions and services	Corporate unallocated (note)	Consolidated
(Unaudited)
Revenues	$-	$642	$521	$120	$-	$1,283
Gross profit (loss)	-	612	(549)	(124)	-	(61)
Operating expenses	(28)	(295)	(143)	(219)	(667)	(1,352)
Operating (loss) profit from continuing operations	(28)	317	(692)	(343)	(667)	(1,413)
Other (expenses) income	(1)	1	(23)	4	88	69
(Loss) profit before provision for income taxes and non-controlling interests	(29)	318	(715)	(339)	(579)	(1,344)
Income tax benefit	-	-	124	28	-	152
Net (loss) profit from continuing operations	(29)	318	(591)	(311)	(579)	(1,192)

As of June 30, 2021
Identifiable long-lived assets	1	459	50,756	304	-	51,520
Total assets	5,332	11,436	54,663	6,707	139	78,277

For the six months ended June 30, 2020	LCD/LED products	Money lending services	Property lease and management	Financial technology solutions and services	Corporate unallocated (note)	Consolidated
(Unaudited)
Revenues	$-	$901	$597	$39	$-	$1,536
Gross profit (loss)	-	864	(645)	(265)	-	(46)
Operating expenses	(465)	(388)	(148)	(31)	(475)	(1,507)
Operating (loss) profit from continuing operations	(465)	476	(793)	(296)	(475)	(1,553)
Other (expenses) income	(1)	12	9	-	(596)	(576)
(Loss) profit before provision for income taxes and non-controlling interests	(466)	488	(784)	(296)	(1,071)	(2,129)
Income tax benefit	-	6	127	33	-	166
Net (loss) profit from continuing operations	(466)	494	(657)	(263)	(1,071)	(1,963)

As of December 31, 2020
Identifiable long-lived assets	1	468	51,667	451	-	52,587
Total assets	375	25,625	52,116	11,997	17	90,130

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Hong Kong	$1,209	$1,536
Australia	74	-

Total	$1,283	$1,536

Note 20 - Leases

The Company as lessee

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right-to-use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain or failure to exercise such option would result in an economic penalty.

The Company has the following operating leases:

On February 22, 2020, First Asia Finance Limited entered into a lease agreement for office and warehouse on a two-year term, commencing on April 1, 2020 and expiring on March 31, 2022. The monthly rental payment is HK$94 ($12).

On May 11, 2020, First Asia Finance Limited entered into a lease agreement for office and warehouse on a two-year term, commencing on March 1, 2020 and expiring on February 28, 2022. The monthly rental payment is HK$15 ($2).

The Company recognized lease liabilities with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using mortgage loan’s borrowing rate of 5.13% (Bank of China (Hong Kong) Limited) based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending June 30,	Amount
(Unaudited)
2022	$123
2023	-
2024	-
2025	-
2026	-
Total operating lease payments	$123
Less: imputed interest	(3)
Present value of operating lease liabilities	$120

Operating lease expense from continuing operations was $84 and $48 for the six months ended June 30, 2021 and 2020, respectively.  Operating lease expense from discontinuing operations was $nil and $29 for the six months ended June 30, 2021 and 2020, respectively.

The Company as lessor

TROOPS’s operations include the leasing of commercial property located at No. 11 Hau Fook Street, Kowloon and No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories. The leases thereon expire at various dates through 2020 to 2025. The following is a schedule of minimum future rents on non-cancelable operating leases at June 30, 2021:

For the years ending June 30,	Future Minimum Rentals
(Unaudited)
2022	$908
2023	452
2024	84
2025	-
2026	-
Total	$1,444

There are no contingent rentals as of June 30, 2021 and December 31, 2020.

Note 21 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s unaudited condensed consolidated financial statements as of June 30, 2021 and December 31, 2020.

Note 22 – Quantitative and qualitative disclosure about market risk

Concentration of credit risk

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk on loans receivable is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Company requires collateral primarily in the form of rights to property.

The provision for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks of the borrower, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The Company originates loans to customers located primarily in Hong Kong. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region. Prior to January 1, 2020, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Company’s loans receivable and interest receivable are within the scope of ASC Topic 326.

The company does not recognize any provision for loan losses for the six months ended June 30, 2021 and 2020, respectively.

The Company’s accounts receivable, loans receivable, interest receivable, other receivables and prepayments and deposit for acquisition of a subsidiary are within the scope of ASC Topic 326.

To estimate expected credit losses as of December 31, 2020, the Company has conducted an assessment of expected credit loss of loan and interest receivables (“Financial Assets”) held by the Company and together with its subsidiaries. The Financial Assets are outstanding loans and interests from the money lending business in a total amount of HKD201.65 million ($25.85 million) (“Principal”) and HKD18.51 ($2.37 million) (“Interest”) respectively.

Movement of the provision for loan losses and interest receivable are as follows:

	For the period ended
	June 30, 2021	December 31, 2020
	(Unaudited)
Balance as of January 1	$2,174	$194
Provisions for doubtful accounts	-	1,980
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of period ended	2,174	2,174

Movement of the Provision for account receivable, other receivables and prepayments, deposit for acquisition of a subsidiary are as follows:

	For the period ended
	June 30, 2021	December 31, 2020
	(Unaudited)
Balance as of January 1	$39	$-
Provisions for doubtful accounts	-	39
Write offs	-	-
Recoveries of amounts previously charged off	-	-
Changes due to foreign exchange	-	-
Balance as of period ended	39	39

As of June 30, 2021, the loans receivable due from 2 customers accounted for 63% and 19%. No other customer accounted for more than 10% of total loan balance as of June 30, 2021.

As of December 31, 2020, the loans receivable due from 3 customers accounted for 16%, 15% and 39.9% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of December 31, 2020 and May 16, 2021) (seller of Giant Financial Services Limited (note 7(f)) of total loan receivable. As of December 31, 2020, no other customer accounted for more than 10% of total loan balance.

Concentration of customer

Revenue from 2 major customers accounted for 13% and 13% (Victor Or, a shareholder of the Company holding 2.3% and 2.3% of the Company’s ordinary shares as of June 30, 2021 and 2020) (seller of Giant Financial Services Limited (note 7(f)) of the Company’s total revenues, for the six months ended June 30, 2021.  No other single customer accounted for more than 10% of the Company’s total revenues, for the six months ended June 30, 2021.

Revenue from 1 major customer accounted for 11% of the Company’s total revenues, for the six months ended June 30, 2020. No other single customer accounted for more than 10% of the Company’s total revenues during the six months ended June 30, 2020.

Concentration of geographic area

The Company does not allocate its assets located and expenses incurred outside Hong Kong to its reportable segments because these assets and activities are managed at a corporate level (Note 19).

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Hong Kong	$1,209	$1,536
Australia	74	-

Total	$1,283	$1,536

Concentration of supplier

As of June 30, 2021 and December 31, 2020, the management considered that there were no significant supplier risks to the Company.

Concentration of deposit institution of cash and bank deposit

As of June 30, 2021 and December 31, 2020, majority of the Company’s cash is deposited in banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HKD0.5 million ($0.06 million) to each depositor if the bank which hold eligible deposits fails.

As of June 30, 2021, the Company had $10.30 million cash and bank deposits. The Company held six bank accounts with total amount of $1.05 million cash deposited in Alpen Baruch Bank Limited which is an international bank situated in Vanuatu. There is no Deposit Protection Scheme in place which protects eligible deposits held with banks in Vanuatu.

Eligible deposits include all types of ordinary deposits such as current accounts, savings accounts, secured deposits and time deposits with a maturity not exceeding five years. Eligible deposits are protected regardless of the currency in which the deposits are denominated.

Foreign currency risk

Certain transactions of the Company are denominated in HKDs which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Note 23 – Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements.

The Company’s subsidiaries incorporated in Hong Kong participated in defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap).

The Company’s subsidiary incorporated in Australia participated in defined contribution retirement plan for all permanent employees under Superannuation Schemes. The Company is required to contributions 9.5% of the monthly salaries for all Australia based employees to the Superannuation Schemes (subject to a cap).

Total pension expense incurred by the Company from continuing operations was $16 and $7 for the six months ended June 30, 2021 and 2020, respectively. Total pension expense incurred by the Company from discontinued operations was $nil and $3 for the six months ended June 30, 2021 and 2020, respectively.

Note 24 – Subsequent events

Impact of the COVID-19 pandemic

COVID-19 was first found in December of 2019 and spread rapidly around the world since then. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. Consequently, the COVID-19 outbreak adversely affects our business operations and the Company’s financial condition and operating results for the fiscal year 2020, including, but not limited to material negative impacts on the Company’s total revenues, slower collection of loan receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Company’s long-lived assets and associated goodwill. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results of operations in 2021 will depend on the future developments of the pandemic, including new information concerning the availability of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable.

Civil Lawsuit in Hong Kong

On October 5, 2021, Lok Tze Bong as the sole executor of the will of Chan Chan Isobel L. Leon (the “Plaintiff”) filed a complaint against 11 Hau Fook Street Limited, Vision Lane Limited, and others in the High Court of the Hong Kong Special Administrative Region Court of First Instance. The Plaintiff alleges that the sale and purchase agreement and assignment in respect of the property situated at 3rd Floor, No. 11 Hau Fook Street, Kowloon, Hong Kong (the “Property”) between 11 Hau Fook Street Limited and Vision Lane Limited ought to be set aside on the basis that, inter alia, the transaction amounted to a sale to itself, that 11 Hau Fook Street Limited did not take reasonable care to obtain best price for the sale of the Property and did not release the balance of the sale proceeds to the Plaintiff or lodge the same into the District Court in accordance with an order for sale of the Property issued by the District Court. We have filed in Court an Acknowledgement of Service with a notice of intention to defend. However, the action remains at a preliminary stage and its outcome is not yet ascertainable. If we do not prevail in the lawsuit completely or in part, or fail to reach a favorable settlement with the Plaintiff, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.